Exhibit 99.1
AMENDMENT NO. 7, WAIVER AND CONSENT
          Amendment No. 7, Waiver and Consent, dated as of January 23, 2008 (this “Amendment No. 7”), relating to the Investment and Note Purchase Agreement (as amended by Amendments No. 1 through No. 6 thereto, the “Existing Agreement”), dated as of June 23, 2005, by and among Viatel Holding (Bermuda) Limited (the “Company”) and the purchasers named therein and the Company’s Senior Secured Increasing Rate Notes due 2008 (the “New Notes”). Capitalized terms used in this Amendment No. 7 and not defined shall have the meanings assigned to them in the Existing Agreement.
          WHEREAS, the parties hereto have agreed that the parties set forth on Schedule I attached hereto (“New Purchasers”) will purchase additional New Notes in an aggregate principal amount equal to $13,011,120.00 (“January 2008 Notes”);
          WHEREAS, the parties have agreed, subject to and upon the terms and conditions set forth herein, to amend the Existing Agreement as set forth herein in order to provide for the January 2008 Notes;
          WHEREAS, the Board of Directors of the Company has determined that entering into this Amendment No. 7 and related documentation is in the best interests of the Company and have approved and authorized the execution of the documents necessary to give effect to this Amendment No. 7 and related documentation; and
          WHEREAS, each of the holders of the New Notes (the “New Holders”) has determined that this Amendment No. 7 is in its best interests and has approved this Amendment No. 7;
          NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows.
     1. Consent to Special Share Holder Action. Each New Holder hereby consents to the holder of the Special Share entering into a consent pursuant to Section 76A of the Company’s Bye-laws that will allow the Company to issue the January 2008 Notes pursuant to this Amendment No. 7 and to execute any other documents or transactions related thereto.
     2. Amendment to Existing Agreement. Each of the Company and each New Holder hereby agrees that the Existing Agreement is hereby amended by:
          (i) Replacing the second paragraph of the recitals with the following paragraph:
          “WHEREAS, the Company proposes to issue and sell US$16,000,000 aggregate principal amount of its Senior Secured Increasing Rate Notes due 2007 (the “2005 Notes”), US$8,802,600 aggregate principal amount of its Tranche A Senior Secured Increasing Rate Notes due 2007 (the “2006 Notes”), US$13,011,120.00 aggregate principal amount of its Tranche B Senior Secured Increasing Rate Notes due 2007 (the “December 2006 Notes”), US$13,011,120.00 aggregate principal amount of its Tranche C Senior Secured Increasing Rate Notes due 2007 (the “April 2007 Notes”), US$13,011,120.00 aggregate principal amount of its Tranche D Senior Secured Increasing Rate Notes due 2008 (the “August 2007 Notes”) and

US$13,011,120.00 aggregate principal amount of its Tranche E Senior Secured Increasing Rate Notes due 2008 to the several Purchasers;”
          (ii) Inserting the following new definition in alphabetical order in Section 1.01 of the Existing Agreement:
          ““January 2008 Notes” has the meaning set forth in the recitals.”
          (iii) Replacing the definition of Notes in Section 1.01 with the following definition:
          ““Notes” means the 2005 Notes, the 2006 Notes, the December 2006 Notes, the April 2007 Notes, the August 2007 Notes and the January 2008 Notes.”
          (iv) Replacing the existing Schedule I with the Schedule I attached hereto.
     3. Waiver to 2005 Notes, 2006 Notes, December 2006 Notes, April 2007 Notes and August 2007 Notes.
          (i) For the avoidance of doubt, the holders of the 2005 Notes, the holders of the 2006 Notes, the holders of the December 2006 Notes, the holders of the April 2007 Notes and the holders of the August 2007 Notes hereby agree to waive the requirement pursuant to Section 5.2(d) of such notes that the Company use the proceeds of the issuance of the New Notes to redeem such 2005 Notes, 2006 Notes, December 2006 Notes, April 2007 Notes and August 2007 Notes.
     4. Delivery of and Payment for the Notes.
          (i) Subject to the terms and conditions set forth herein and in the Existing Agreement, delivery of and payment for the January 2008 Notes shall be made at the offices of Wachtell, Lipton, Rosen & Katz, or at such other place as shall be agreed upon by the New Purchasers and the Company, at 10:00 am (New York time) on the first Business Day following the satisfaction or waiver of all of the conditions set forth in paragraph 6 hereof (other than those conditions that by their nature are to be satisfied or waived on the Amendment No. 7 Closing Date, but subject to the satisfaction or waiver of those conditions), or at such other time and date as shall be agreed upon by the New Purchasers and the Company (such date and time of payment and delivery being referred to herein as the “Amendment No. 7 Closing Date”).
          (ii) On the Amendment No. 7 Closing Date, payment of the purchase price for the January 2008 Notes shall be made to the Company by wire or book-entry transfer in immediately available funds to such account or accounts as the Company shall specify prior to the Amendment No. 7 Closing Date or by such other means as the parties hereto shall agree prior to the Amendment No. 7 Closing Date against delivery to the New Purchasers of the certificates evidencing the January 2008 Notes. Time shall be of the essence, and delivery at the time and place specified pursuant to this Amendment No. 7 is a further condition of the obligations of the New Purchasers hereunder. Upon delivery, the January 2008 Notes shall be in definitive certificated form, registered in such names and in such denominations as the New Purchasers shall have requested in writing prior to the Amendment No. 7 Closing Date.

          (iii) When delivered by the Company on the Amendment No. 7 Closing Date, the January 2008 Notes shall be fully authorized, duly and validly issued, and free and clear of Liens (other than Liens specifically contemplated by the Transaction Documents).
     5. Further Assurances. In consideration for the purchase of the January 2008 Notes and other consideration provided for in this Amendment No. 7, as security for the due and punctual payment of the January 2008 Notes, the Company agrees that at any time and from time to time, at the Company’s expense, the Company will promptly execute and deliver all further instruments and documents, and take all further action that the Lenders may reasonably request, in order to perfect and protect the Security Interest (as defined in the New Notes) granted in respect of the New Notes or to enable the New Holders to exercise or enforce their rights, powers and remedies with respect to the Security Interest and any other collateral that may secure the New Notes in the future.
     6. Representations and Warranties.
          (i) The Company represents and warrants to, and agrees with, the New Holders that:
               (a) The Company has the corporate power and authority to execute, deliver and perform, as applicable, its obligations under this Amendment No. 7 and any other documents contemplated hereby to which it is or will be a party;
               (b) The execution, delivery and performance of this Amendment No. 7 (a) have been duly authorized by all necessary corporate action on the part of the Company, (b) will not constitute a violation of any provision of any Applicable Law or any order of any Governmental Authority applicable to the Company or any of its properties or assets, (c) will not violate any provision of the charter, bye-laws, or any other organizational document of, or other similar instrument to which the Company is a party or by which the Company or any of its properties or assets are bound or to which the Company is subject, (d) will not be in conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, or create any right to terminate, any indenture, agreement, bond, note, mortgage, deed of trust, or other instrument to which the Company is a party or by which the Company or any of its properties or assets are bound or to which the Company is subject and (e) will not result in the creation or imposition of (or the obligation to create or impose) any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company other than pursuant to the Security Documents or the other Transaction Documents (as amended);
               (c) Upon its execution and delivery by the Company, this Amendment No. 7 and each Transaction Document amended pursuant hereto shall constitute or continue to constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity, irrespective of whether such enforceability is considered in a proceeding at law or equity;

               (d) The Company is not in violation of any Applicable Law or any restrictions of record or agreements affecting the Security Interest, except for violations which in the aggregate could not reasonably be expected to have a Material Adverse Effect;
               (e) As of the Amendment No. 7 Closing Date, there are no outstanding Defaults or Events of Default (as defined in the New Notes) under the existing New Notes;
               (f) The January 2008 Notes constitute Notes under the Existing Agreement and the other Transaction Documents, including, without limitation, the Security Documents; and
               (g) All representations and warranties set forth in the Existing Agreement and the other Transaction Documents are true and correct in all material respects on and as of the Amendment No. 7 Closing Date with the same effect as if made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date or to the extent qualified by the disclosure schedules hereto.
          (ii) Each Purchaser severally as to itself, and not jointly, hereby represents and warrants to the Company on the date hereof that all representations and warranties set forth in Section 4.02 of the Existing Agreement are true and correct in all material respects on and as of the date of the Amendment No. 7 Closing Date with the same effect as if made on and as of such date.
     7. Conditions to Effectiveness. This Amendment No. 7 shall become effective on the date upon which the New Holders notify the Company that they are satisfied that each of the following conditions have been met:
          (i) The New Holders shall have received an executed counterpart of this Amendment No. 7 bearing the signature of the Company;
          (ii) The Company shall have delivered to the New Holders such other documents, agreements, instruments and information as the New Holders may reasonably request;
          (iii) The Company shall have included, in the principal amount of the January 2008 Notes, an amendment fee equal to 2% of the purchase price of the January 2008 Notes, set forth as the “Purchase Price of January 2008 Notes” in Schedule I attached hereto;
          (iv) VTL Wavenet Limited has acceded to that certain Security Trust and Intercreditor Deed made on 23 June 2005 between Company, the Law Debenture Trust Corporation p.l.c., the noteholders listed on Schedule 2 thereto and the guarantors listed on Schedule 3 thereto (the “2005 STID”), and entered into a pledge and security agreement satisfactory to the noteholders listed on Schedule 2 to the 2005 STID;
          (v) The New Holders shall have received reimbursement or other payment of all reasonable costs, fees and expenses of the Lenders (including, without limitation, the fees and disbursements of Wachtell, Lipton, Rosen & Katz), incurred in connection with this Amendment No. 7, and all other documents to be delivered in connection herewith;

          (vi) The representations and warranties set forth herein and in Article III of the Existing Agreement and in any other Transaction Documents then in existence shall be true and correct in all material respects, and no Default or Event of Default under the existing New Notes shall have occurred and be continuing; and
          (vii) The Company, the Law Debenture Trust Corporation p.l.c. and the holders of the 2005 Notes shall have executed and delivered to the New Holders an executed counterpart of Amendment No. 4 to the Subordination Agreement dated as of March 14, 2006, between the holders of the 2005 Notes, which amendment shall be in form and substance satisfactory to the New Holders.
     8. Governing Law; Jurisdiction; Waiver of Trial by Jury. This Amendment No. 7 shall be construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws provisions thereof. Each party hereto hereby irrevocably submits to the jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, any appellate courts from any thereof (any such court, a “New York Court”) or any court of the United Kingdom located in London, or any appellate courts from any thereof (any such court, a “U.K. Court”), for the purpose of any suit, action or other proceeding arising out of or relating to this Amendment No. 7 or under any applicable securities laws and arising out of the foregoing, which is brought by or against such party, and each such party hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any New York Court or U.K. Court. Each such party hereby agrees not to commence any action, suit or proceeding relating to this Amendment No. 7 other than in a New York Court except to the extent mandated by applicable law. Each such party hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any such court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. EACH PARTY TO THIS AMENDMENT NO. 7 HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AMENDMENT NO. 7 OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AMENDMENT NO. 7, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS WAIVER AND CONSENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
     9. Separability. If any one or more of the provisions contained in this Amendment No. 7 shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Amendment No. 7 and such provision shall be interpreted to the fullest extent permitted by the law; provided that the Company and each New Holder shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.
     10. Successors and Assigns. All agreements of the Company and the New Holders hereunder shall bind their respective successors and assigns.
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In witness hereof, the parties hereto have caused this Amendment No. 7 to be duly executed as of the date first written above:

VIATEL HOLDING (BERMUDA) LIMITED
By:	/s/ Lucy Woods
	Name:	Lucy Woods
	Title:	Chairman and CEO

SIGNATURE PAGE TO AMENDMENT NO. 7
TO INVESTMENT AND NOTE PURCHASE AGREEMENT

AGREED AND ACCEPTED AS OF THE DATE FIRST WRITTEN ABOVE:
MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Thomas Doster

Name: Thomas Doster
Title: Managing Director
SIGNATURE PAGE TO AMENDMENT NO. 7
TO INVESTMENT AND NOTE PURCHASE AGREEMENT

AGREED AND ACCEPTED AS OF THE DATE FIRST WRITTEN ABOVE:
VÄRDE PARTNERS, INC.

By:	/s/ Jeffrey A. Thuringer
Name: Jeffrey A. Thuringer
Title: Vice President:
SIGNATURE PAGE TO AMENDMENT NO. 7
TO INVESTMENT AND NOTE PURCHASE AGREEMENT

AGREED AND ACCEPTED AS OF THE DATE FIRST WRITTEN ABOVE:
STONEHILL INSTITUTIONAL PARTNERS, L.P.

By:	/s/ Chris Wilson
Name: Chris Wilson
Title: Managing Member, Stonehill Advisors LLC, Agent:
SIGNATURE PAGE TO AMENDMENT NO. 7
TO INVESTMENT AND NOTE PURCHASE AGREEMENT

Schedule 1 – Purchasers
2005 Notes

		Principal Amount
Purchasers	Address	of 2005 Notes
Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Thomas E. Doster Tel: (212) 761-0841 Fax: (212) 507-4756	$12,631,579

Värde Partners, Inc.	Värde Partners, Inc. 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55437-3813 Attn: George G. Hicks Tel: (952) 893-1554 Fax: (952)893-9613	$3,062,201

Stonehill Institutional Partners, L.P.	Stonehill Institutional Partners, L.P. 885 Third Avenue, 30th Floor New York, NY 10022 Tel: (212) 739-7474 Attn: Chris Wilson Anne Mauro Steve Nelson	$306,220

Total		$16,000,000.00

2006 Notes

		Principal Amount
Purchasers	Address	of 2006 Notes
Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Thomas E. Doster Tel: (212) 761-0841 Fax: (212) 507-4756	$6,949,421

Värde Partners, Inc.	Värde Partners, Inc. 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55437-3813 Attn: George G. Hicks Tel: (952) 893-1554 Fax: (952) 893-9613	$1,684,708

Stonehill Institutional Partners, L.P.	Stonehill Institutional Partners, L.P. 885 Third Avenue, 30th Floor New York, NY 10022 Tel: (212) 739-7474 Attn: Chris Wilson Anne Mauro Steve Nelson	$168,471
Total		$8,802,600.00

December 2006 Notes

		Principal Amount	Purchase Price of
		of December 2006	December 2006
Purchasers	Address	Notes	Notes
Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Thomas E. Doster Tel: (212) 761-0841 Fax: (212) 507-4756	$10,271,936.84	$ 10,070,526.32

Värde Partners, Inc.	Värde Partners, Inc. 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55437-3813 Attn: George G. Hicks Tel: (952) 893-1554 Fax: (952) 893-9613	$2,490,166.51	$ 2,441,339.71

Stonehill Institutional Partners, L.P.	Stonehill Institutional Partners, L.P. 885 Third Avenue, 30th Floor New York, NY 10022 Tel: (212) 739-7474 Attn: Chris Wilson Anne Mauro Steve Nelson	$249,016.65	$ 244,133.97

Total		$13,011,120.00	$ 12,756,000.00

April 2007 Notes

		Principal Amount
		of April 2007	Purchase Price of
Purchasers	Address	Notes	April 2007 Notes
Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Thomas E. Doster Tel: (212) 761-0841 Fax: (212) 507-4756	$10,271,936.84	$10,070,526.32

Värde Partners, Inc.	Värde Partners, Inc. 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55437-3813 Attn: George G. Hicks Tel: (952) 893-1554 Fax: (952) 893-9613	$2,490,166.51	$2,441,339.71

Stonehill Institutional Partners, L.P.	Stonehill Institutional Partners, L.P. 885 Third Avenue, 30th Floor New York, NY 10022 Tel: (212) 739-7474 Attn: Chris Wilson Anne Mauro Steve Nelson	$249,016.65	$244,133.97

Total		$13,011,120.00	$12,756,000.00

August 2007 Notes

		Principal Amount
		of August 2007	Purchase Price of
Purchasers	Address	Notes	August 2007 Notes
Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Thomas E. Doster Tel: (212) 761-0841 Fax: (212) 507-4756	$10,271,936.84	$10,070,526.32

Värde Partners, Inc.	Värde Partners, Inc. 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55437-3813 Attn: George G. Hicks Tel: (952) 893-1554 Fax: (952) 893-9613	$2,490,166.51	$2,441,339.71

Stonehill Institutional Partners, L.P.	Stonehill Institutional Partners, L.P. 885 Third Avenue, 30th Floor New York, NY 10022 Tel: (212) 739-7474 Attn: Chris Wilson Anne Mauro Steve Nelson	$249,016.65	$244,133.97

Total		$13,011,120.00	$12,756,000.00

January 2008 Notes

		Principal Amount
		of August 2007	Purchase Price of
Purchasers	Address	Notes	August 2007 Notes
Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Thomas E. Doster Tel: (212) 761-0841 Fax: (212) 507-4756	$10,271,936.84	$10,070,526.32

Värde Partners, Inc.	Värde Partners, Inc. 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55437-3813 Attn: George G. Hicks Tel: (952) 893-1554 Fax: (952) 893-9613	$2,490,166.51	$2,441,339.71

Stonehill Institutional Partners, L.P.	Stonehill Institutional Partners, L.P. 885 Third Avenue, 30th Floor New York, NY 10022 Tel: (212) 739-7474 Attn: Chris Wilson Anne Mauro Steve Nelson	$249,016.65	$244,133.97

Total		$13,011,120.00	$12,756,000.00